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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Proof Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 5TH Avenue # 519
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

SEC Mail Processing

MAR 01 2021

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Aisen 240-418-2486
(Area Code - Telephone Number)

Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name*)

4920 West Cypress Street, Suite 102, Tampa, FL, 33607
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Aisen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Proof Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Dan Aisen
Signature

CEO and CCO
Title

Please see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Re: Annual Audited Report Form X-17A-5 Part III

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2021, by Daniel Aisen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature

SANDY BAYNE
Notary Public - California
San Diego County
Commission # 2190933
My Comm. Expires Apr 11, 2021

PROOF SERVICES, LLC

NEW YORK, NEW YORK

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Proof Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Proof Services, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Proof Services, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Proof Services, LLC's management. Our responsibility is to express an opinion on Proof Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Proof Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Proof Services, LLC's financial statements. The supplemental information is the responsibility of Proof Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Proof Services, LLC's auditor since 2020.

Margate, Florida

February 11, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

PROOF SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 608,229
Deposits with clearing brokers	500,000
Prepaid expenses and other assets	7,295
TOTAL ASSETS	$ 1,115,524

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,006
Accrued expenses	2,750
Due to Parent	57,164
TOTAL LIABILITIES	61,920
MEMBER'S EQUITY	
Additional paid-in capital	1,440,000
Retained earnings	(386,396)
TOTAL MEMBER'S EQUITY	1,053,604
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,115,524

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

EXPENSES		
Salaries, bonuses and benefits	$	184,425
Regulatory fees		4,768
Technology, data and communication costs		108,337
Occupancy		35,487
Professional fees		33,110
Other expenses		3,378
TOTAL EXPENSES	$	369,505
NET LOSS	$	(369,505)

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - BEGINNING OF YEAR	$ 130,000	$ (16,891)	$ 113,109
Capital contribution by member	1,310,000	-	1,310,000
Net loss	-	(369,505)	(369,505)
BALANCE - END OF YEAR	$ 1,440,000	$ (386,396)	$ 1,053,604

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES	
Net loss	$ (369,505)
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing brokers	(500,000)
Prepaid expenses and other assets	(2,246)
Increase (decrease) in operating liabilities:	
Accounts payable	1,106
Accrued expenses	2,750
Due to Parent	55,004
TOTAL ADJUSTMENTS	(443,386)
NET CASH USED IN OPERATING ACTIVITIES	(812,891)
FINANCING ACTIVITIES	
Capital contributions from member	1,310,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,310,000
NET INCREASE IN CASH	497,109
CASH - BEGINNING OF YEAR	111,120
CASH - END OF YEAR	$ 608,229

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Proof Services, LLC (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company receives commissions or per share fees for transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by its parent.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

The Company commenced operations on October 16, 2019 and is a wholly-owned subsidiary of Proof Trading, Inc. (the "Parent").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2020, the Company has $277,404 in excess of federally insured limits.

Deposits with clearing brokers

On October 20, 2020, the Company executed a fully disclosed clearing agreement with APEX Clearing Corporations ("APEX"). The Company has agreed to maintain a deposit account with APEX in the amount of $500,000 in accordance with the clearing agreement,

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

which is held in cash in a Special Reserve account exclusively for the benefit of the Company (in accordance with the requirements of Securities Exchange Act Rule 15c3-3).

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606, Revenue from Contracts with Customers.

The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides equity trade execution services and earns brokerage fees (commissions or per share fees) from its contracts with U.S. institutional asset managers such as mutual funds, hedge funds and pension funds. Fees are transaction based and are recognized at the point in time that the transaction is executed. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company and is treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

been included in these financial statement. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2019.

In accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2020, the management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluations as facts and circumstances may require.

Relevant Accounting Pronouncements

In February 2016, the FASB issued an accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. The Company has determined that the new lease accounting standard (ASC-842) does not apply to the Company since it only has a short-term lease arrangement.

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. Other accounting standards that have been issued or proposed by FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2020 and February 11, 2021, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of Dec 31, 2020.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (ESA) in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, communication and data product services. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. These shared expenses include management salaries, benefits, general operational and infrastructure costs related to technology, applications, virtual mail, electronic storage, website and use of computing equipment. Data product costs are associated with data providers and linked to proprietary research platform and trading algorithm development. All these expenses are calculated monthly and allocated to the Company based on agreed upon percentages, and the Company's total reimbursements for the year amounted to $290,881 as reflected on the Statement of Operations for the period ended

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

December 31, 2020. Balance owed to Parent for the month of December was $57,164, as noted on the Company's balance sheet at December 31, 2020.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had regulatory net capital of $1,046,309 which was $946,309 in excess of its required minimum of $100,000. The Company's percent of aggregate indebtedness to net capital ratio was 5.92%.

NOTE 5 – RISK AND UNCERTAINTIES

The Company generated $0 revenue for the period ended December 31, 2020. Capital contributions were provided by the Parent during the year ended 2020 accounted to $1,310,000. While the Company is optimistic that it will generate sufficient revenue to fund operations, it will continue to be supported by Proof Trading Inc. through capital contributions until such time as it can independently sustain its existence.

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. While to date the Company has not been required to stop operating, management is evaluating its use of its office space, virtual meetings and the like. The outbreak of COVID-19 (coronavirus) did not impact our operations, or our ability to obtain financing or future financial results at this time. However, the Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely as new developments and challenges take place.

PROOF SERVICES, LLC

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2020

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 1,053,604
Nonallowable assets from the Statement of Financial Condition	(7,295)
Net capital before haircuts	1,046,309
Net capital	$ 1,046,309
Total aggregate indebtedness	$ 61,920
Computation of basic net capital requirement	
Net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 946,309
Percentage of aggregate indebtedness to net capital	5.92 %

The net capital computed above and the Company's computation of net capital on its December 31, 2020 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2020

The Company is exempt from the requirement of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2020

The Company is exempt from the requirements of Rule 15 c3-3 under the exemption provided in paragraph k(2)(ii) of Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31,2020 without exemption.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

EXEMPTION REPORT PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Proof Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Proof Services, LLC

I, Dan Aisen, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: ____________________
Title: Chief Compliance Officer

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of Proof Services, LLC:

We have reviewed management's statements, included in the accompanying Proof Services, LLC, in which (1) Proof Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Proof Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) Proof Services, LLC stated that Proof Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Proof Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Proof Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, FL
February 11, 2021